Exhibit 12.1

Computation of Ratios
First Potomac Realty Trust

	Nine months ended		Years ended December 31,
	September 30,
	2004		2003		2002		2001		2000		1999
Earnings

Income (loss) before Minority Interest, Equity in Affiliates	$364,193		$(11,404,313)		$(4,310,513)		$(2,633,304)		$(171,069)		$(1,771,857)

Plus
Fixed Charges	7,860,994		11,085,353		8,447,922		6,530,086		5,445,046		4,860,664
Distributions from Affiliates	—		2,728,207		258,361		121,695		108,552		—

Total Earnings	$8,225,187		$2,409,247		$4,395,770		$4,018,477		$5,382,529		$3,088,807

Fixed Charges

Interest Expense	$7,844,370		$11,074,922		$8,431,981		$6,515,208		$5,431,231		$4,847,517
Loss on debt retirement[1]	—		—		—		—		—		—
Interest component of rent expense	16,624		10,431		15,941		14,878		13,815		13,147
Capitalized interest	—		—		—		—		—		—
Preferred dividends	—		—		—		—		—		—

Total fixed charges	$7,860,994		$11,085,353		$8,447,922		$6,530,086		$5,445,046		$4,860,664

Ratio of Earnings to Fixed Charges	1.05	x	0.22	x	0.52	x	0.62	x	0.99	x	0.64	x

Deficiency of Earnings to Fixed Charges	$—		$(8,676,106)		$(4,052,152)		$(2,511,609)		$(62,517)		$(1,771,857)

Preferred Share Dividends	—		—		—		—		—		—
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	1.05	x	0.22	x	0.52	x	0.62	x	0.99	x	0.64	x

Deficiency of Earnings to Combined Fixed Charges and Preferred Share Dividends	$—		$(8,676,106)		$(4,052,152)		$(2,511,609)		$(62,517)		$(1,771,857)

1Fixed charges exclude the $0.1 million and $4.6 million impacts arising from the write-off of deferred financing costs incurred during the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.